EXHIBIT 99.1

HEXO Corp. Closes US$20.0 Million Registered Direct Offering

OTTAWA, Jan. 22, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced it has closed its previously announced registered direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 11,976,048 common shares at an offering price of US$1.67 per share for gross proceeds of US$20.0 million before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 5,988,024 common shares of the Company. The warrants will have a five year-term and an exercise price of US$2.45 per share. A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

The Offering was made in the United States only under the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). A prospectus supplement (the “Supplement”) to the Base Shelf Prospectus was filed on a non-offering basis with applicable securities regulatory authorities in Canada and with the SEC as part of the Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus are or will be available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement are or will be available on EDGAR at www.sec.gov.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO

HEXO Corp. is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp. is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp. operates facilities in Ontario and Quebec. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com